UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN RESIDENTIAL PROPERTIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02927E303
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

SCHEDULE 13G
CUSIP No. : 02927E303	Page 2 of 11 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,000,000
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.1%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G
CUSIP No. : 02927E303	Page 3 of 11 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,000,000
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.1%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. : 02927E303	Page 4 of 11 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,000,000
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.1%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G
CUSIP No. : 02927E303	Page 5 of 11 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,000,000
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.1%
12.	Type of Reporting Person: IN, HC

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

American Residential Properties, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7047 East Greenway Parkway, Suite 350, Scottsdale, AZ 85254

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. ("Capital Group");
ii)	Anchorage Advisors Management, L.L.C. ("Management");
iii)	Anthony L. Davis ("Mr. Davis"); and
iv)	Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Capital Master Offshore, Ltd. (“Anchorage Offshore”) and GRF Master Fund II, L.P. (“GRF Fund”), each a Cayman Islands exempted company incorporated with limited liability. Capital Group is the investment advisor to Anchorage Offshore and the GRF Fund. Management is the sole managing member of Capital Group. Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:
i)	Capital Group is a Delaware limited liability company;
ii)	Management is a Delaware limited liability company;
iii)	Mr. Davis is a citizen of the United States of America; and
iv)	Mr. Ulrich is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

02927E303

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 7 of 11 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 1,000,000 Shares, which amount includes (A) 876,875 Shares held for the account of Anchorage Offshore and (B) 123,125 Shares held for the account of the GRF Fund.

Item 4(b)	Percent of Class:

As of December 31, 2014, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 3.1% of Shares outstanding. (There were 32,200,480 Shares outstanding as of November 6, 2014, according to the Issuer’s quarterly report on Form 10Q, filed November 12, 2014.)

Item 4(c)	Number of Shares of which such person has:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,000,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,000,000

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Anchorage Offshore has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Page 8 of 11 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANTHONY L. DAVIS

/s/ Anthony L Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 17, 2015

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of American Residential Properties, Inc., dated as of February 17, 2015, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANTHONY L. DAVIS

/s/ Anthony L Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 17, 2015